James Woodall Chief Financial Officer 347 Riverside Avenue Jacksonville, Florida 32202 Telephone: (904) 438-6735 e-mail: woody.woodall@fisglobal.com

September 23, 2022

Via Edgar

Christopher Dunham

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Fidelity National Information Services, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2022

File No. 001-16427

Dear Mr. Dunham and Ms. Ravitz:

On behalf of Fidelity National Information Services, Inc. (“FIS,” “we” or the “Company”), we hereby acknowledge receipt of the comment letter dated September 22, 2022, from the Staff (the “Staff”) of the Securities and Exchange Commission relating to your review of the above-referenced filing, and confirm that we will address the Staff’s comments in the comment letter in our future filings.

If you have any questions regarding this letter, please contact me at your convenience at woody.woodall@fisglobal.com or 904.438.6735.

Very truly yours,

/s/ James Woodall

James Woodall
Chief Financial Officer